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                                                                   Exhibit 20(a)



Financial Contact:           Carroll Kimball, 615/748-2455, Fax 615/748-2755
Media Contact:               Vicki Kessler, 615/748-2912, Fax 615/748-2535

FOR IMMEDIATE RELEASE

           FIRST AMERICAN AND FIRST CITY BANCORP MODIFY MERGER TERMS

         NASHVILLE, TENN., FEB. 2, 1996 --  First American Corporation (NASDAQ:
FATN) and First City Bancorp, Inc. (AMEX:FCT) today announced an amendment to the terms outlined in First American's definitive agreement to acquire First City.
         Under the original agreement, if the average price of First American common stock (for the 20 business days preceding and including the fifth business day prior to consummation) was above $41.70, the merger exchange ratio was .6355, but First American had the right to terminate the transaction unless First City agreed to lower the exchange ratio to equal a value of $26.50 per share. In view of the fact that First American common stock has traded at prices in excess of $41.70 for several months, the amendment removes the uncertainty of closing the transaction.
         Under the revised agreement, if the average closing price of First American's common stock (for the 20 business days preceding and including the third business day prior to consummation) is above $46.67, the exchange ratio will be fixed at .6000 shares of First American for each share of First City. If the price is between $44.06 and $46.67, a value equal to a fixed price of $28.00 per share will be exchanged. If the price is between $41.70 and $44.06, the exchange ratio will be fixed at .6355 shares of First American for each share of First City. If the price is between $31.40 and $41.70, a value equal to a fixed price of $26.50 per share will be exchanged. Finally, if the price is below $31.40, the exchange ratio will be fixed at


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FIRST AMERICAN AND FIRST CITY BANCORP MODIFY MERGER TERMS - PAGE 2

 .8440 shares of First American for each share of First City. Both parties have waived their rights to terminate the deal based on the average price of First American stock.
         "We are pleased that First American and First City were able to amend the terms of the transaction to the benefit of both parties," said Dennis C. Bottorff, Chairman and CEO. "First American's stock price has appreciated over 30 percent since the original agreement was signed. It has raised some uncertainty concerning our commitment to consummate the transaction in light of our termination rights. We were able to amend the terms and remove this uncertainty while still meeting our financial and strategic objectives for the transaction," he said.
         First City is a $340 million bank holding company headquartered in Murfreesboro, Tennessee (Rutherford County). First City has 11 banking offices and nine consumer finance locations in the middle Tennessee area. The addition of First City will boost First American's market share to 22 percent in Rutherford County, the fastest growing county in the state.
         First American Corporation is the Nashville-based parent company of First American National Bank, First American National Bank of Kentucky, First American Federal Savings Bank in Virginia and First American Enterprises, Inc. Approximately 3,600 people work for First American in 163 offices.

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